Filed Pursuant To Rule 433

Registration No. 333-180974

November 21, 2014

GLD 10th Anniversary

Broadcast Coverage Transcripts

November 14-18, 2014

GLD Anniversary Coverage Report

Coverage of GLD and the anniversary was largely positive, with an educational focus on informing viewers and readers of what GLD is, how it came about, and how to invest in it. The gold bars were well received during broadcast interviews, and made for a nice complimentary visual.

The following unique articles/video clips from anniversary related interviews were published:

10 Years is Golden for GLD, the World’s Largest Gold ETF

TheStreet

By Jill Malandrino

17 November 2014

Jill Malandrino:	The wildly popular gold ETF the GLD turns 10 years old on November 18. Explain to us what we’re looking at here. Is this what the GLD is comprised of?

Will Rhind:	Yes. So these are two 400-ounce gold bars that are typical of the type of bars that we would store within the GLD Trust. Each of these bars is 400 ounces, which, roughly at today’s prices, is about $500,000 per bar. So $1 million worth of gold is here on the table.

Jill Malandrino:	And it certainly has captured quite a bit of interest since inception. If we take a look at some of the data points, it acquired over $1 billion in assets in the first days of trading. Do you think that part of the reason of gold is because the GLD has made it so much more accessible to the retail investor and for more speculative trading?

Will Rhind:	Well, GLD is one of those funds where there’s a lot of superlatives that describe its success and its track record. It’s still, to this day, despite the fall in the gold price over the last couple of years, the largest physical gold ETF and the largest gold fund in the world. But at one point, it was actually the biggest ETF in the world, albeit for a short period of time, at the top of the gold market. But it certainly provided the retail investor, but also the institutional investors and anybody who has access to a brokerage account a very simple and easy way to transact in gold and to hold gold as part of a diversified portfolio, just like any other asset class.

Jill Malandrino:	Well, certainly, the ease of trading is definitely there. It’s a different dynamic than trading the physical underlying.

Will Rhind:	Absolutely.

Jill Malandrino:	…which certainly makes it accessible to everyone else. Did you continue to see more growth in this market even though gold has pulled back pretty significantly from the highs?

Will Rhind:	Well, in some respects, we obviously track the price of gold, and so assets rise and fall along with the gold price. At the moment we’re at the phase of consolidation where the gold price has retreated from its all-time highs. And as in terms of looking to grow the fund and grow interest in gold going forward, there are a number of things that we are trying to do and are active in in the market. Probably the three most important are accessing your new markets and new segments of existing markets, providing more access to research, and extending the footprint of the case for gold internationally.

Jill Malandrino:	Thanks very much. That was fascinating.

Will Rhind:	Thank you.

Jill Malandrino:	For The Street in New York, I’m Jill Malandrino.

GLD’s Birthday: Gold ETF doesn’t have much to celebrate

Yahoo! Finance

18 November 2014

Jenn Rogers:	For the past decade, the SPDR Gold Trust ETF, more commonly known as the GLD, has been transforming the way account holders, now numbering about 1 million, invest in the gold market. William Rhind, CEO of World Gold Trust Services, oversees how this fund will continue to grow in the coming years.

Thank you for coming.

So first of all, let’s talk about why this fund is significant for retail investors?

Will Rhind:	So the GLD is significant because it’s not only the largest physical gold ETF in the world, but it’s actually the largest physical gold fund in the world today.

Jenn Rogers:	And by “physical gold fund” — and we have some gold here — what does that mean? Explain that for people in the retail world.

Will Rhind:	Sure. So what it means that what the fund is actually holding is bars like this — this is the exact standard of gold, 400 ounce London bullion market, good delivery gold — that the trust is holding.

Jenn Rogers:	Okay, so we have two bars of gold here. How much is this worth, by the way?

Will Rhind:	So each bar is worth roughly $0.5 million at current prices; so two of them, about $1 million.

Jenn Rogers:	So there’s like $1 million dollars right here.

Will Rhind:	Yeah.

Jenn Rogers:	I have to tell you it’s super hard to lift up.

So what are the plans to grow the fund? I mean, it grew a lot in the last ten years; what are the plans for the future?

Will Rhind:	So we’re looking at a number of ways to grow GLD, but also grow the category for gold investments. So with GLD, we’re looking on improving existing relationships that we have and entering new segments of the market, both domestically and internationally, bringing out new products which will bring the next generation of gold investors into the market, and also improving on the research capabilities that we have currently, and talking to the audiences from that perspective.

Jenn Rogers:	So why do you think, talking to the audience, that people should use GLD? Why is it important to have something like that in your portfolio?

Will Rhind:	Well, GLD is gold. And simply put, a share of GLD is approximately a tenth of an ounce of gold. So it allows people to invest in gold in exactly the same way you would any other stock within the market. So if you want to own gold in your portfolio, GLD is a very simple way to do that.

Jenn Rogers:	All right. Simple. You’ve made it simple, that’s what the liquidity is all about. But it’s also — it can be volatile, right?

Will Rhind:	Well, gold and other commodities can be volatile, but in an asset allocation perspective — so from a diversified portfolio — one of the key reasons that you might look to own gold is because as a diversified, which means that it has a lower correlation to equities and bonds, it actually decreases the volatility of the overall portfolio when added in a mix of equities of bonds.

Jenn Rogers:	All right. It’s probably certainly easier to do that than to have this under your mattress somewhere.

Okay. William Rhind is the CEO of the World Gold Council, which oversees GLD. Thanks so much.

Will Rhind:	Thank you.

GLD Celebrates 10th Anniversary

NY1 Broadcast News

18 November 2014

Annika Pergament, reporter, NY1, News All Morning:

Ringing the closing bell, the World Gold Council celebrating the 10th anniversary of GLD, that’s a popular exchange traded fund, allowing investors to buy and trade the gold. Will Rhind, CEO of World Gold Trust Services says looking ahead the goal now, keep the momentum.

Will Rhind, CEO, World Gold Trust Services:

Now thinking about the next 10 years and how do we foster and create demand for gold of the next 10 years.

Putin hoarding gold

CNBC Closing Bell

By Kelly Evans, Co-Anchor, Closing Bell, CNBC and Bill Griffeth

18 November 2014

Bill Griffeth, Co-Anchor, Closing Bell, CNBC:

The World Gold Council is reporting that in the 3rd quarter this year Russia accounted for more than half of all the gold purchased by the world central banks in past year and has increased its gold holdings by a popping 25%.

Kelly Evans, Co-Anchor, Closing Bell, CNBC:

So, why is Putin hoarding all this gold now? And, how much of a concern should it be? Joining us now is William Rhind who is the CEO of The World Gold Trust Services along with our own Bob Pisani. Welcome to you both.

Griffeth:

And we also have with us on set here two gold bars which make me very nervous.

Kelly Evans, Co-Anchor, Closing Bell, CNBC:

Bill is going to bench press them later.

Griffeth:

I was. You want me to try and pick one up? These weigh how much?

Kelly Evans, Co-Anchor, Closing Bell, CNBC:

Quite heavy.

Bob Pisani, Correspondent, CNBC:

Thirty five pounds.

Griffeth:

Oh, my God. Go ahead.

Kelly Evans, Co-Anchor, Closing Bell, CNBC:

Oh, my God. I almost fell out of the chair.

Griffeth:

Twenty five pounds each. It—gold at 25 pounds feels a lot heavier than anything else at 25 pounds.

Kelly Evans, Co-Anchor, Closing Bell, CNBC:

I need to hit the gym.

Griffeth:

Go ahead pick that thing up.

Kelly Evans, Co-Anchor, Closing Bell, CNBC:

Oh, my …

Griffeth:

That’s roughly together the 2 of them are roughly …

Kelly Evans, Co-Anchor, Closing Bell, CNBC:

This is only 25 pounds?

Griffeth:

A million dollars’ worth of gold right here.

Kelly Evans, Co-Anchor, Closing Bell, CNBC:

No, it’s more than that.

Griffeth:

It feels heavier doesn’t it?

Kelly Evans, Co-Anchor, Closing Bell, CNBC:

I literally can’t pick it up.

Griffeth:

That is more than 25 pounds. Why is Vladimir Putin hoarding this stuff do you think?

William Rhind, CEO, World Gold Trust Services:

So, Russia’s been the biggest accumulator in terms of central banks of gold over the last few years and they have a lot of petrol dollar income from selling oil. And, foreign exchanges are looking to diversify. And, gold has been one beneficiary of that.

Pisani:

Investing in oil and investing in gold in Russia. Not a great bargain right now.

Griffeth:

And, if you’re gonna buy though, I mean and they’re relatively low compared to what they’ve been in the past. Right?

Kelly Evans, Co-Anchor, Closing Bell, CNBC:

But, how long can you use gold to prop up your currency ultimately?

Rhind:

Well, I believe that’s what they’re doing. It’s just a way of diversifying foreign exchange reserves largely in dollar from selling oil on the open market. We say we talk about Russia, but of course the big elephant in the room is China. But, we don’t know how large their accumulation has been of gold because it’s a state secret. So, of the banks that publish figures, we know that Russia has been the large most active in the central bank market. And, that’s been a big driving force in terms of demand for gold.

Pisani:

And, they want the Swiss Bank now to have gold. To hold gold as a significant portion of its supply. So, there’s moves elsewhere to make foreign banks own gold.

Kelly Evans, Co-Anchor, Closing Bell, CNBC:

But, that’s how you bring it up. Well, I mean, do you see this move back to a sort of de facto gold standard in some of these countries and if so why?

Rhind:

I don’t think it’s moving to a de facto gold standard. It’s just simply about diversification. In many ways they view it as being not to dissimilar from why anybody would own gold. In that, if you have a portfolio that overweight in U.S. dollars or it could be Euros or it could any other number of asset classes. Having exposure to gold gives you some diversification because its lack of correlation to equities, bonds and asset classes. I think they’re doing it for a very similar reason.

Griffeth:

What are you guys thinking about the price of gold at this point? I mean, we’re all watching the resurgence of the dollar in the last 6 months and there’s no sign that it’s gonna taper off any time soon. That cannot be good for gold prices down the road can it?

Rhind:

Well, I think the dollar is in some respects is less of a story about U.S. dollar strength and more of a story of foreign currency weakness. And, what’s happened is there have been you know as largely deflationary pressures as countries around the world that don’t have the kind of growth that we’re seeing here, exporting deflation and that’s having a stronger effect on the dollar. If you look at the gold market fundamentals, we think this is a method that’s returning to deficit. We saw last year a big amount of supply come onto the market largely fueled by the ETFs. That clear to the lower price of largely bought by Asian consumers.

Kelly Evans, Co-Anchor, Closing Bell, CNBC:

Indian.

Rhind:

Yeah. And, on account of what was the strongest demand, year of demand, we’ve seen on record for gold. This year we believe that we’re still gonna have a very strong year in terms of demand and will probably come in the second highest on record in terms of demand. So, we’re in a good fundamental position.

Griffeth:

By the way you’re celebrating the 10th Anniversary of the introduction of the gold ETF. Right?

Pisani:

GLD. That’s right.

Griffeth:

The GLD came to market 10 years ago I know.

Pisani:

Ten years ago.

Rhind:

You were there 10 years ago.

Pisani:

I introduced it and there was a lot of skepticism about whether this was the right way to own gold. ETF structure. A lot of people felt ETFs weren’t the right way to do it. It would fall apart. That’s proven not to be true. A lot of people skeptical about ownership now … [crosstalk]

Griffeth:

Are you holding a 25 pound bar right there? [crosstalk]

Pisani:

Yeah. That’s it. There it is.

Griffeth:

There’s no way you’re holding 25 pounds here. We couldn’t pick it up right now.

Pisani:

October 18, 2004. The same thing and the World Gold Council, of whom you represent Will, wanted to be there, but they were concerned about looking like they were promoting the GLD as a security and wouldn’t come on.

Griffeth:

And, gold was worth a lot less then than it is now.

Pisani:

Yeah. It was, well, the height was 1900. $1,900 dollars. I believe that was September of 2011.

Rhind:

That right. Yeah 2011.

Pisani:

And, today it’s $1,200 dollars and there’s a lot less. I think there was $500 billion under management in the GLD by 2011. Now, I think there’s 280.

Kelly Evans, Co-Anchor, Closing Bell, CNBC:

Yeah. It’s come down quite a bit.

Rhind:

There’s 27 billion. The height was …

Pisani:

You’re right. 27 billion. [crosstalk] 50 billion under management.

Rhind:

Yeah.

Griffeth:

Alright. We’ve got to go guys. They’re waiting for you to go get ready to ring the bell as well. Good to see you.

Rhind:

Thank you for having me.

Griffeth:

You can leave this stuff behind. We got nice party gifts for you otherwise.

Kelly Evans, Co-Anchor, Closing Bell, CNBC:

How much is one of these worth?

Rhind:

About half a million dollars each. A million for the two.

Griffeth:

There you are. That’s why there’s some very large gentlemen over there waiting to pick this up when Will Rhind is stepping off the podium. Good to see you.

Rhind:

Thank you. Appreciate it.

Griffeth:

Thanks for joining us today. Thanks Bob. See you later.

Should investors continue to own gold in their portfolio?

Fox Business

By Nicole Petallides

18 November 2014

Liz Claman, Anchor, Fox Business News, After the Bell:

GLD, that’s the world’s largest gold ETF turns 10 years old today. The fund that’s backed by physical gold now holds more metal than the most of the world’s Central Banks.

David Asman, Anchor, Fox Business News, After the Bell:

Wow, I must admit I have a little GLD, Nicole Petallides is on the floor of the New York Stock Exchange. Not only with a rep from GLD, but also with the real stuff, go ahead.

Nicole Petallides, Reporter, Fox Business News, After the Bell:

Oh yeah, this is a cool interview. Every once in a while we get the opportunity, we talk about money all the time, but then we get to show you the real money. In this case, this is all that glitters is gold. So I am joined by Will Rhind, CEO of World Gold Trust Services, I’m holding this because I want to be able to show it to our viewers at the same time while you are explaining what this is? What are we holding? Ooh, I’m working my muscles.

Will Rhind, CEO, World Gold Trust Services:

This is a 400 ounce gold bar, this is a typical of the type of bar that we hold at GLD, the ETF. And so this is worth about half a million dollars or two average American homes.

Petallides:

So how can people, people obviously gold, GLD we talk about it such a huge, huge ETF. At one point it even surpassed the S & P 500 for investments, right? At one point in the day. Gold has become a little bit out of favor, but are they, this is the 10th anniversary of the ETF. So people can still, people want to invest in gold, this is one way to do it. Are you recommending that they continue to do so?

Rhind:

Well gold’s a long term thing and you know the price of gold will go up, price of gold will down and gold’s been around for 5,000 years. It’s gonna be around for the next 5,000 years. And we think that in a diversified portfolio, people should own a little bit of gold, and it’s something for the long term not short term.

Petallides:

So tell us, I mean when you’re bringing this, where did you actually bring these gold bars from?

Rhind:

So this is from a custodian that we use, HSBC and so these bars are from…

Petallides:

In New York?

Rhind:

Yeah, they come from New York.

Petallides:

Right, what kind of security do you have, can we show your security? Well we have more outside, so don’t even think about it folks, okay. These are just the guys that are on the inside. But I mean really, I mean this is the kind of thing to really try and show that there is gold behind, when we talk about GLD.

Rhind:

Oh absolutely, yeah. This is just showing you what exactly that looks like, you know, but about how heavy it is and…

Petallides:

So gold was at $1196 today a troy ounce and talk about the popularity of investing in the gold ETF versus all the others. I mean you have, one of the stats actually says that 80% of the investments are actually in GLD for the gold ETF market.

Rhind:

Well I think that that’s a market share thing about GLD versus the rest of the gold ETF product market. But you know GLD’s a category leader, still the largest physical gold fund in the world, and if you’re looking to get exposure to gold and invest in gold, it’s a very easy way to do it.

Petallides:

Well Will, we thank you for joining us today, we really appreciate you and the World Gold Council celebrating their 10th anniversary of GLD. This is going to make a very nice necklace. What do you think?

Claman:

Well break off a corner for me girlfriend, I love that.

Petallides:

Bite off a corner.

Claman:

Nicole, thank you very much GLD, making it very easy for the average investor to own gold. Thanks Nicole.

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